UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at January 18, 2006

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 18, 2006

* Print the name and title of the signing officer under his signature
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ANOORAQ RESOURCES CORPORATION
  1020-800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.anooraqresources.com

DRILLING INTERSECTS SIGNIFICANT PGM VALUES
AT ANOORAQ-ANGLO PLATINUM THUSONG JOINT VENTURE

January 18, 2006, Vancouver, BC - Anooraq Resources Corporation (TSX Venture: ARQ; AMEX: ANO) announces that significant platinum group metals ("PGM") mineralization was intersected in initial drilling on the farm Cyferkuil 1 JQ, one of three farms under the Thusong Joint Venture. The Joint Venture is between Anooraq's wholly owned subsidiary Plateau Resources (Pty) Ltd. (together "Anooraq"), and Rustenburg Platinum Mines Ltd., a wholly owned subsidiary of Anglo Platinum Limited (together "Anglo Platinum"). The Joint Venture was formed to explore and develop PGM, gold and nickel mineralization on the Thusong Joint Venture properties located on the western limb of the Bushveld Complex, 74 kilometres north of Rustenburg, South Africa. Anooraq can earn a 50% interest in the properties, and is the Black Economic Empowerment partner in the project.

Preliminary geological investigations in July 2005 followed up earlier aeromagnetic geophysical survey results, and sites were selected for drill holes to test UG2 chromitite and Merensky reef horizons. Both of these mineralized horizons are known to exist on adjacent properties to the south of the Thusong Joint Venture properties. For example, on the Sedibelo Project, Placer Dome Inc. has tested the Merensky, Pseudo, and UG2 reefs and outlined inferred resources of 42,818,000 tonnes of 5.77 g/t 4PGM (3.46 g/t Pt, 1.70 g/t Pd, 0.48 g/t Rh and 0.13 g/t Au), containing 7.95 million ounces of 4PGM (Placer Dome News Release December 8, 2005).

Anooraq has completed 713 metres of drilling in four vertical drill holes. Both the Merensky and UG2 reefs were intersected. In drill hole TH002, weathered Merensky reef was intersected at 23.3-24.2 metres with chromitite bands bounding the upper and lower contacts. The UG2 chromitite horizon, exhibiting a 25 degrees eastward dip, was encountered at 46.4-47.3 metres in depth. The results indicate the presence of near-surface mineralization potentially amenable to open pit mining. Significant intersections are tabulated below:

Drill Hole Number		From (metres)	To (metres)	Intercept (metres)	4PGM[1] g/t	Pt g/t	Pd g/t	Rh g/t	Au g/t
TH-002		32.00	32.56	0.56	4.440	2.960	1.085	0.390	0.005
TH-002		38.32	39.00	0.68	4.175	2.600	1.148	0.423	0.005
TH-002		44.61	45.00	0.39	1.343	1.006	0.155	0.176	0.005
TH-002		46.41	47.31	0.90	4.298	3.058	0.828	0.407	0.005
TH-003		32.50	33.00	0.50	2.170	1.515	0.435	0.215	0.005
TH-003		39.60	43.00	3.40	3.922	2.558	1.051	0.304	0.009
TH-003	Incl.	41.80	42.25	0.45	7.613	4.602	2.488	0.518	0.005
TH-003		47.27	47.47	0.20	7.350	5.440	1.345	0.550	0.015
TH-004		216.39	217.22	0.83	1.108	0.681	0.282	0.140	0.005
[1] 4PGM = Platinum + Palladium + Rhodium + Gold

A detailed geophysical survey is planned, to be followed up by further exploration drilling, with the objective of outlining mineral resources in both horizons.

Keith Roberts, M.Sc., Ph.D., P.Geo., is Anooraq's qualified person for the drilling program. Rigorous QA/QC procedures, designed and supervised by qualified persons, are integrated into Anooraq's exploration programs. The procedure for the Thusong drilling program is as follows: core samples are sent to Set Point Laboratories in Mokopane, South Africa, for preparation (drying, crushing and pulverizing), then an 180 gram pulp from each sample is shipped to Acme Analytical Laboratories (an ISO 9001:2001 accredited laboratory) in Vancouver, British Columbia for analysis. Samples are analyzed by Fire Assay (FA) fusion with an Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-ES) finish for Pt, Pd and Au, and Aqua Regia ICP-ES for 36 elements. A stringent quality assurance program is in place with standards, blanks and duplicate samples making up 10% of the samples processed. A duplicate of one in every 20 samples is sent to Set Point Laboratories in Johannesburg, South Africa for checks of the FA analyses.

Anooraq is actively engaged in the advancement of major PGM projects and has attractive mineral holdings throughout South Africa's Bushveld Complex, the world's premier PGM environment. It is also the only Black Economic Empowerment ("BEE") company with a primary listing on a North American stock exchange. The combination of its significant PGM assets, status as a BEE and direct access to financing opportunities on North American and European markets, positions Anooraq to become a leading PGM company.

Tumelo Motsisi
Deputy CEO

For further details on Anooraq and its South African properties please visit the Company's website www.anooraqresources.com or contact:

Investor Relations Vancouver, Canada Phone: (604) 684-6365 Toll Free: 1-800-667-2114	Phumzile Langeni Executive Director, Investor Relations Johannesburg, South Africa Phone: +27 (11) 883-0831

The TSX Venture Exchange and the American Stock Exchange have neither approved nor disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.